August 7, 2007
VIA EDGAR
Ms. Kathleen Collins, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
     Re: Sykes Enterprises, Incorporated
            Form 10-K for Fiscal Year Ended December 31, 2006
            File No. 000-28274
Dear Ms. Collins:
Reproduced below are the comments of the Division of Corporation Finance of the United States Securities and Exchange Commission (“SEC”) in its letter dated July 24, 2007, and the supplemental response of Sykes Enterprises, Incorporated (“Sykes”, “We”, or the “Company”) to each comment.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Item 1. Business, page 3
1.	We note you market your products and services in the Middle East and Africa. Please advise us of all the countries in the Middle East and Africa in which you do business.

We have a customer contact management center located in Johannesburg, South Africa. We also operated a customer contact management center in Istanbul, Turkey until April 2004. The Company continues to market its services to the Middle East, primarily in Egypt and Turkey, from its existing locations in Europe. We do not have any operations or sales to companies with headquarters in the countries that the U. S. Secretary of State has designated as “State Sponsors of Terrorism”.
SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA
33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

     Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Results of Operations, page 24
2.	There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. direct salaries and related costs and general and administrative expenses). Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance. Similarly, we note that revenues increased in fiscal 2006 compared to fiscal 2005 due to a “broad-based growth in client call volumes including new and existing client programs.” Tell us how you considered expanding your disclosures to quantify the changes in the call volume and to include a discussion of the impact of new client programs on the Company’s revenue growth.

We will enhance the disclosures in our Form 10-Q for the second quarter of 2007 to be filed on August 9, 2007 and in all future filings (including the 2006 disclosures in the 2007 Form 10-K) to quantify each source we discuss that contributed to a material change in our MD&A including the impact of changes related to revenue, direct salaries and related costs and general and administrative expenses.

The following is an example of the enhanced disclosure for our Form 10-Q for the second quarter of 2007:

“General and Administrative

General and administrative expenses increased $8.0 million to $50.3 million for the three months ended June 30, 2007, from $42.3 million in the comparable 2006 period. This increase included $2.4 million of general and administrative costs from our acquired Argentina operations.

As a percentage of revenues, general and administrative expenses decreased to 29.9% for the three months ended June 30, 2007 from 31.3% for the comparable 2006 period. This decrease of 1.4% from the comparable 2006 period was primarily attributable to lower depreciation expense of 0.7%,
SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA
33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

telephone costs of 0.6%, professional fees incurred of 0.4% and insurance costs of 0.2% as a percentage of revenues, partially offset by higher stock-based compensation costs of 0.4% and other costs of 0.1%. Although the strengthening Euro positively impacted revenues, it negatively impacted general and administrative expenses for the three months ended June 30, 2007 by $1.0 million compared to the same period in 2006.”
Note 1. Summary of Accounting Principles
Recognition of Revenue, Page 54
3.	We note from your disclosures in Note 1 that the Company recognizes revenue from software sales in accordance with SOP 97-2. Please clarify what type of software arrangements you enter into and how they fall within the scope of SOP 97-2. In addition, tell us where you include a discussion of such product offerings in your business overview disclosures. Alternatively, if the Company does not recognize revenue from software sales, then tell us how you considered removing such disclosures from your revenue recognition policy footnote.

Since we have not had any software sales for the three years ended December 31, 2006, we propose to remove the disclosure in future filings from the revenue recognition policy footnote on page 54 and the Critical Accounting Policies and Estimates on page 34.

4.	We also note your reference to royalty revenues on page 54. In your letter to the Staff dated October 17, 2005, the Company indicated that you had not earned any revenues from royalty arrangements during the two years ended December 31, 2004. Please tell us whether you have earned any royalty revenues since such time. If not, tell us how you considered removing the reference to royalty revenues from your policy footnote.

Since we have not had any royalty revenues for the three years ended December 31, 2006, we propose to remove the disclosure in future filings from the policy footnote on page 54 and the Critical Accounting Policies and Estimates on page 34.
SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA
33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

5.	We note from your disclosure on page 54 that revenues from product sales are recognized upon shipment to the customer and satisfaction of all obligations. It appears, however, from your Business Section disclosures that the Company provides outsourced customer contact management solutions and services. Please tell us what products sales you are referring to in your revenue recognition policy footnote and tell us the amount of revenues recognized from product sales for each period presented. Also, tell us whether the Company recognizes any revenues from products sold as part of your fulfillment services.

Product sales represent sales of shooting targets, which are sold separately on a standalone basis. These sales, which are accounted for within our fulfillment services, approximated $1.1 million, $1.0 million and $1.0 million for the years ended December 31, 2006, 2005 and 2004, respectively, or less than 0.2% of consolidated revenues for 2006. No other fulfillment services are provided with these product sales. Refer to footnote 21 on page 83 for disclosure of the total amount of revenues from fulfillment services, which represents 3.2% of consolidated revenues in 2006. To clarify the disclosure in the policy footnote on page 54 and the Critical Accounting Policies and Estimates on page 34, we will revise the disclosure in our Form 10-Q for the second quarter of 2007 to be filed on August 9, 2007 and in all future filings as follows:

“Product sales, accounted for within our fulfillment services, are recognized upon shipment to the customer and satisfaction of all obligations.”

6.	We note your disclosures on page 55 regarding the Company’s multiple-element arrangements where you indicate that fair value is the price of a deliverable when it is regularly sold on a standalone basis. Please tell us which arrangements you consider to be multiple-element arrangements. Also, explain which elements (e.g. hardware, software, consulting, or other services) have an established fair value and what methodology and assumptions you used in your determinations of such values. In your response, please tell us the volume of standalone sales used to establish VSOE for each applicable element.

As we discussed in our letter to the SEC dated February 6, 2006, we have a multiple-element arrangement with a major consumer products company that does not meet the separation criteria as outlined in paragraph 9 of EITF 00-21. Therefore, the services provided under this arrangement, including contact center services, fulfillment services and infrastructure services, are
SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■Tampa, FL, USA
33602 ■ www.sykes.com■ Fax: 813-273-0148 ■813-274-1000

accounted for as a single combined unit of accounting. Revenue is recognized over the contract period in proportion to the level of service provided on a systematic and rational basis, using the proportional performance method.
We also have multiple-element arrangements with clients within our fulfillment services, which contain deliverables that meet the separation criteria outlined in paragraph 9 of EITF 00-21. Deliverables typically include services for product receipt, management, packaging, warehousing and delivery. Product sales are not one of the deliverables for these arrangements. The amounts allocated to these services are based upon the price offered separately for each of these deliverable elements on a standalone basis by the Company for similar services to other unrelated clients, typically renewal rates negotiated at arms-length on an annual basis. Volume of standalone sales used to establish VSOE for these arrangements totaled approximately $17.0 million in 2006, or less than 3.0% of consolidated revenue. Revenue from these services is recognized as the services are performed under a fully executed contractual agreement.
To clarify the disclosure in the policy footnote on page 55, we will revise the disclosures in future filings, as follows:
“Revenue from contracts with multiple-deliverables, or related contracts with the same client, is allocated to separate units of accounting based on their relative fair value, if the deliverables in the contract(s) meet the criteria for such treatment. If these criteria are met, revenue from these services is recognized as the services are performed under a fully executed contractual agreement. If these criteria are not met, all of the services are accounted for as a single combined unit of accounting. Revenue is then recognized over the contract period in proportion to the level of service provided on a systematic and rational basis, using the proportional performance method. Revenue recognition is limited to the amount that is not contingent upon delivery of any future product or service or meeting other specified performance conditions.”
SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA
33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

7.	We note your disclosures on page 22 where you indicate that revenues from fixed priced contracts are recognized using the percentage-of-completion method. Please note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts. In this regard, please tell us how you determined that this method of accounting is applicable to your product offerings.

Since we have not had any fixed priced contracts recognized using the percentage-of-completion method for the three years ended December 31, 2006, we propose to remove the disclosure from the Overview section on page 22 in future filings.
Note 2. Acquisitions and Dispositions, page 61
8.	We note that you completed two acquisitions, Apex and KLA, in fiscal 2006 and 2005, respectively. Please tell us how you considered the following disclosure requirements with regards to goodwill and intangible assets recognized in these transactions:
•	Tell us how you considered the guidance of paragraph 45(c) of SFAS 142, to disclose the changes in the carrying amount of goodwill for all periods presented by reportable segment

•	Tell us how you considered the guidance of paragraph 52(a) of SFAS 141 and paragraph 44(a) of SFAS 142, to disclose the individual amounts and weighted-average amortization period assigned to each acquired major intangible asset class.

•	Tell us how you considered the guidance of paragraph 45(a) of SFAS. 142, to disclose the gross carrying amount and accumulated amortization by each major intangible asset class for all periods presented.
In our Form 10-Q for the second quarter of 2007 to be filed on August 9, 2007 and in future filings, we will include the additional disclosures required in paragraphs 45(c), 44(a) and 45(a) of SFAS 142 and paragraph 52(a) of SFAS 141 as shown in the attached Exhibit A.
SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA
33602 ■ www.sykes.com■ Fax: 813-273-0148 ■ 813-274-1000

     In accordance with the Staff’s request set forth in the comment letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions about the responses above, please feel free to contact me at 813-274-1000.

Sincerely, Sykes Enterprises, Incorporated
By:	/s/ W. Michael Kipphut
W. Michael Kipphut
Senior Vice President and Chief Financial Officer

cc: Melissa Feider, Staff Accountant, U.S. Securities and Exchange Commission
SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■Tampa, FL, USA
33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Sykes Enterprises, Incorporated
Exhibit A
Note 2–Acquisitions and Dispositions
On March 1, 2005, the Company purchased the shares of Kelly, Luttmer & Associates Limited (“KLA”) located in Calgary, Alberta, Canada, which included net assets of approximately $0.2 million. KLA specializes in providing call center services for organizational health, employee assistance, occupational health, and disability management. The Company acquired these operations in an effort to broaden its operations in the healthcare sector, which resulted in the Company paying a premium for KLA resulting in recognition of goodwill. Total cash consideration paid was approximately $3.2 million based on foreign currency rates in effect at the date of the acquisition. The purchase price resulted in a purchase price allocation to net assets of $0.2 million, to purchased intangible assets of $2.4 million (primarily customer relationships) and to goodwill of $0.6 million. Pro-forma results of operations, in respect to this acquisition, have not been presented because the effect of this acquisition was not material.
On July 3, 2006, the Company completed the acquisition of all the outstanding shares of capital stock of Centro Interacción Multimedia, S.A. (“Apex”), an established customer contact management solutions and services provider headquartered in the City of Cordoba, Argentina. Apex serves clients in Argentina, Mexico and the United States. The results of operations of Apex have been included in the Company’s results of operations for its Americas segment beginning in the third quarter of 2006. Client programs range from in-bound customer care and help-desk/technical support to out-bound sales and cross selling within the business-to-consumer and certain business-to-business segments for Internet Service Providers, wireless carriers and credit card companies. The Company acquired these operations to broaden its operations in a growing market in the communications and financial services verticals, which resulted in the Company paying a premium for Apex resulting in recognition of goodwill. The purchase price for the shares was $27.4 million less $0.4 million, representing Apex’s obligations on certain of its capital leases as of the closing date, for a net purchase price of $27.0 million, eighty percent of which ($21.6 million) was paid in cash from offshore operations and twenty percent of which ($5.4 million) was paid by the delivery of 330,992 shares of the common stock of the Company, valued at $16.324 per share. Of the net purchase price of $27.0 million, $5.0 million was paid to an escrow account (eighty percent in cash and twenty percent in common stock) to secure the sellers’ indemnification obligations and to provide for a holdback of the purchase price until amounts billed by Apex to a major client reach established targets. At the end of a two-year escrow period, any portion of the cash and stock not retained to satisfy the holdback provisions of the purchase price will be returned to the sellers. We allocated the net purchase price of $27.0 million less the $5.0 million contingent purchase price held in escrow plus direct acquisition costs of $0.6 million, or $22.6 million, to the tangible assets, liabilities and intangible purchased assets based on their estimated fair values in accordance with SFAS No. 141, Business Combinations. The excess net purchase price over these fair values is recognized as goodwill, which is not expected to be deductible for tax purposes. These fair values are based on management’s estimates and assumptions, including variations of the income approach, the market approach and the cost approach, resulting in a purchase price allocation to net assets of $4.2 million, to goodwill of $14.4 million, to a deferred tax liability of $2.9 million and to purchased intangible assets of $6.9 million as detailed in the following table (in thousands):

		Weighted
		Average
	Amount	Amortization
Purchased Intangible Assets	Assigned	Period (years)
Customer relationships	$5,500	6
Trade Name	1,000	5
Non-compete agreements	200	2
Other	165	3

Total	$6,865	6

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Sykes Enterprises, Incorporated
Exhibit A
The purchase price allocation for the Apex acquisition resulted in the following condensed balance sheet as of the acquisition date (in thousands):

Amount
Cash and cash equivalents	$788
Receivables, net and other current assets	3,546

Total current assets	4,334
Property and equipment, net	4,718
Goodwill	14,392
Intangibles	6,865
Other long-term assets	133

$30,442

Current liabilities	$4,791
Long-term deferred tax liability	2,903
Other long-term liabilities	140

Total liabilities	7,834
Shareholders’ equity	22,608

$30,442

In June 2007, the Company settled the contingency related to the holdback of the purchase price as amounts billed by Apex to a major client reached the established targets. This settlement resulted in a payout of $1.6 million in cash and $0.5 million in common stock from the escrow account and an increase in the recorded amount of goodwill of $2.1 million.
The following unaudited pro forma data summarizes the combined results of operations of Sykes and Apex for all periods presented as if the combination had been consummated on January 1, 2006.

	Three Months	Six Months
	Ended	Ended
	June 30, 2006
Revenues	$142,587	$280,365

Income before provision for income taxes	$10,998	$20,121

Net income	$12,564	$19,411

Net income per diluted share	$0.31	$0.48
Amortization expense, related to the purchased intangible assets resulting from acquisitions (other than goodwill), of $0.4 million and $0.8 million for the three and six months ended June 30, 2007 respectively, is included in “General and administrative” costs in the accompanying Condensed Consolidated Statements of Operations. In the comparable periods of 2006, the Company recognized amortization expense of $0.1 million and $0.2 million, respectively.

2

     Sykes Enterprises, Incorporated
     Exhibit A
     The following table presents the Company’s purchased intangible assets (in thousands) as of June 30, 2007:

				Weighted
				Average
	Gross	Accumulated	Net	Amortization
	Intangibles	Amortization	Intangibles	Period (years)
Customer relationships	$7,546	$1,235	$6,311	8
Trade Name	997	199	798	5
Non-compete agreements	693	593	100	2
Other	266	137	129	3

	$9,502	$2,164	$7,338	7

     The following table presents the Company’s purchased intangible assets (in thousands) as of December 31, 2006:

				Weighted
				Average
	Gross	Accumulated	Net	Amortization
	Intangibles	Amortization	Intangibles	Period (years)
Customer relationships	$7,428	$692	$6,736	8
Trade Name	1,008	101	907	5
Non-compete agreements	653	464	189	2
Other	259	87	172	3

	$9,348	$1,344	$8,004	7

     The Company’s estimated future amortization expense for the five succeeding years is as follows (in thousands):

Periods Ending December 31,	Amount
2007 (remaining six months)	$946
2008	$1,361
2009	$1,279
2010	$1,251
2011	$1,150
     Changes in goodwill, within the Americas segment, consist of the following (in thousands):

Amount
Balance at December 31, 2005	$5,918
Acquisition of Apex	14,392
Foreign currency translation	112

Balance at December 31, 2006	20,422
Contingent payments for Apex acquisition	2,068
Foreign currency translation	81

Balance at June 30, 2007	$22,571

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